UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2021

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 6 December 2021, prepared by WPP plc.

FOR IMMEDIATE RELEASE	6 December 2021

WPP PLC ("WPP")

Creative studio Made Thought joins WPP

WPP today announces the acquisition of a majority stake in branding and design agency Made Thought.

Made Thought will be integrated into AKQA and will join forces with Universal Design Studio and Map Project Office to form The New Standard, an industry-leading collective that provides clients with transformational design and creative thinking. The partnership will enable each studio to maintain creative independence while facilitating greater collaboration to deliver connected, cross-platform work, harnessing the specialist talent from across all design disciplines.

Founded in 2000 by Paul Austin and Ben Parker, Made Thought employs 55 people across offices in London and New York, the latter of which opened in January 2021. Made Thought partners with clients including Pinterest, Unilever, LVMH, MoMA, Sonos, Paul Smith and Rosewood Hotels to produce work rooted in beautiful design that also creates a meaningful connection with consumers and drives behavioural change.

The acquisition of the majority stake is aligned with WPP's accelerated growth strategy and focused M&A approach to further strengthen its core creative capabilities in marketing, communications and design, and follows the acquisitions of Universal Design Studio and Map Project Office, which both joined WPP in 2018.

Mark Read, CEO of WPP, said: "WPP is known for its creative excellence and our award-winning work that helps drive transformative growth for our clients. Bringing Made Thought together with Universal Design Studio and Map Project Office to create The New Standard will further strengthen our position as a creative leader and raise the bar for design that speaks to people across different platforms."

Further information
Niken Wresniwiro, WPP
+44 (0)20 7282 4600 / +44 (0)7876 005 489
niken.wresniwiro@wpp.com

About WPP
WPP is a creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 6 December 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary